CONTACT:  Dow Dozier
                         (405) 270-2877


            KERR-McGEE ADOPTS NEW STOCKHOLDER RIGHTS PLAN

       OKLAHOMA CITY (July 9, 1996) -- At its regularly scheduled meeting today, the board of directors of Kerr-McGee Corp. (NYSE:KMG) declared a dividend distribution of one common share purchase right for each outstanding share of Kerr-McGee common stock. This new rights plan replaces Kerr-McGee's expiring plan.

       "These rights contain provisions to protect Kerr-McGee's stockholders from certain abusive takeover tactics," said Frank
A. McPherson, Kerr-McGee chairman of the board and chief executive officer. "They do not prevent a takeover but should encourage anyone interested in acquiring Kerr-McGee to negotiate with the board."

       McPherson continued, "The board's action is not in response to any specific effort to acquire control of Kerr-McGee, and the board is not aware of any such effort. The rights plan is similar to plans adopted by many public companies and should provide a sound and reasonable means of safeguarding the interests of all stockholders if an effort is made to acquire the company at a price not reflective of its fair value."

       The distribution of the rights will be made on July 22, 1996, payable to stockholders of record at the close of business on that date. The rights will expire on July 22, 2006. The rights distribution is not taxable to stockholders.

       Details of the rights distribution are contained in a summary that is being mailed to all Kerr-McGee stockholders.

       Kerr-McGee is an Oklahoma City-based energy and chemical company with worldwide operations and assets of $3.2 billion.


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